Exhibit 99.1

Ellomay Capital Completes Early Institutional Investors Tender with respect to a Public Offering of
Debentures in Israel

Updates aggregate offering amount to up to NIS 125 million

Tel-Aviv, Israel, March 7, 2017 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today announced that following the Company’s previously announced publishing of a final prospectus for the offering, in Israel only (the “Offering”) of a new Series B Debentures (the “Debentures”) with the Israel Securities Authority and the Tel Aviv Stock Exchange Ltd. (“TASE”), the Company completed an institutional and classified investors bidding (the “Institutional Tender”).

At the Institutional Tender, the bidders submitted early commitments to order approximately NIS 338.3 million par value of Debentures, of which the Company accepted commitments to purchase an aggregate of NIS 98 million (approximately $26.6 million) par value, at an interest rate of no more than 3.44% per annum. The Debentures will be sold at par value. In consideration for making early commitments, the institutional and classified investors will receive an early commitment commission in the amount of 0.5%.

The aggregate amount that the Company expects to pay in arrangement fees and other expenses in connection with the Offering (assuming total proceeds of approximately NIS 125 million, or approximately $34 million), including the aforementioned early commitment fee, is approximately NIS 1.7 million (approximately $0.5 million).

The early commitments received in the Institutional Tender are binding. Unless and until the public tender will be completed and the Company receives the approval for listing of the Debentures on the TASE, the offers by the institutional and other classified investors will not be accepted by the Company.

The date of the public tender, including the final structure of the Offering, will be published in Israel by the Company in a Complementary Notice in Hebrew. For additional details see the Form 6-K submitted by the Company to the Securities and Exchange Commission on February 28, 2017.

The public offering described in this press release will be made in Israel only and not to U.S. persons. The Debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol “ELLO.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. Specifically, the forward-looking statements relating to the execution of the Offering and the amount to be raised are subject to uncertainties and assumptions about market conditions and sufficient offers received for an adequate interest rate. The actual conditions could lead to materially different outcome than that set forth above. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: miria@ellomay.com